Exhibit 23.1

Consent of Independent Public Accounting Firm

The Board of Directors of

Allied Motion Technologies Inc. and Subsidiaries

We consent to the incorporation by reference in this Registration Statement on Form S-3 of Allied Motion Technologies Inc. of our report dated March 15, 2018, with respect to the consolidated balance sheets of Allied Motion Technologies Inc. and subsidiaries as of December 31, 2017, and the related consolidated statements of income and comprehensive income, stockholders’ equity, and cash flows for the year then ended, and the effectiveness of internal control over financial reporting as of December 31, 2017, which report appears in the December 31, 2017 annual report on Form 10-K of Allied Motion Technologies Inc.

We also consent to the reference to our firm under the captions “Experts” in such Prospectus.

/s/ EKS&H LLP

December 27, 2018

Denver, Colorado